UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

____________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 10, 2021 titled “Arcos Dorados Reports Third Quarter 2021 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 10, 2021

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS THIRD QUARTER 2021 FINANCIAL RESULTS

•	Systemwide comparable sales[1] grew 56.6% and rose 16.5% on a 2-year basis, including positive 2-year comparable sales growth in all divisions

•	Total Revenues[1] reflected a more normalized operating environment, rising 60.1% in constant currency versus 2020 and 24.0% on a 2-year constant currency basis

•	Drive-thru and Delivery together contributed 49% to systemwide sales[1], while Digital generated 36% of total sales even with improved on-premise sales performance

•	Consolidated Adjusted EBITDA[1] reached $89.6 million, more than three times higher than the prior year and up 54.8% versus the 3Q19 in constant currency

•	Net Income[1] of $25.2 million, or $0.12 per share, compared with a $(0.14) per share loss in the prior year quarter

•	Net Debt to Adjusted EBITDA declined to 2.0x

Montevideo, Uruguay, November 10, 2021 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three and nine month periods ended September 30, 2021.

Third Quarter 2021 Highlights – Excluding Venezuela

•	Systemwide comparable sales increased 56.6% and were up 16.5% on a 2-year basis, with positive 2-year comparable sales growth in all divisions.

•	Consolidated[1] revenues totaled $723.4 million, rising 55.3% in US dollars or 60.1% on a constant currency basis versus 2020, and 24.0% in constant currency on a 2-year basis.

•	Consolidated[1] Adjusted EBITDA of $89.6 million more than tripled the prior-year result and rose 54.8% versus the 3Q19 in constant currency.

•	Consolidated[1] Adjusted EBITDA margin reached 12.4% in the quarter, benefitting from operating leverage in all line items versus 2020, and up 220 basis points versus 2019.

•	Basic net income per share[1] was $0.12, compared to a basic net loss per share[1] of $(0.14) in the prior year quarter.

•	Net Debt to Adjusted EBITDA leverage ratio declined to 2.0x on September 30, 2021.

•	Gross restaurant openings reached 41 new units through September, including 36 free-standing units and 34 new restaurants in Brazil.

__________________ [1] Excluding the results of the Venezuelan operation. For definitions, please refer to page 14 of this document.

“We are beginning to harvest the results of the long-term, strategic investments we made over the last several years as well as the efficiencies we built into the business in the last eighteen months. This was among the best third quarter results in the Company’s history, demonstrating once again that McDonald’s is the region’s favorite QSR brand and Arcos Dorados is its strongest restaurant operator,” said Marcelo Rabach, Chief Executive Officer of Arcos Dorados.

“Brand Trust is near its highest-ever levels, thanks to the efforts we made to take care of our people, guests and the communities we serve. Whether it was protecting our employees’ sources of income or offering Latin America’s safest restaurant experience through the McProtegidos (McSafe) protocols, we built trust with all stakeholders. The Recipe for the Future ESG (Environmental, Social and Governance) platform will ensure that we continue using our Scale for the Good of our communities and the planet.”

“Arcos Dorados operates the region’s largest free-standing restaurant portfolio, which we built deliberately over the course of decades, to ensure our ability to adapt to changes in guest needs and preferences. As we look ahead, we feel confident that we now enjoy structural competitive advantages that cannot be easily matched and that will be further leveraged by the Three D’s strategy of Drive-thru, Delivery and Digital to accelerate sales and profitability performance for many years to come,” he concluded.

Third Quarter 2021 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q20 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	3Q21 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,257				2,263

Sales by Company-operated Restaurants	447.0	(23.4)	269.1	1.4	694.1	55.3%
Revenues from franchised restaurants	19.8	0.6	11.2	0.2	31.8	60.2%
Total Revenues	466.8	(22.8)	280.2	1.6	725.8	55.5%

Adjusted EBITDA	25.0	(0.8)	64.6	0.5	89.3	256.6%
Adjusted EBITDA Margin	5.4%				12.3%
Net income (loss) attributable to AD	(29.6)	(1.5)	54.8	0.9	24.7	NM
No. of shares outstanding (thousands)	208,951				210,478
EPS (US$/Share)	(0.14)				0.12

(3Q21 = 3Q20 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Company’s operating performance continues to be focused on consolidated results that exclude Venezuela.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: Other operating income / (expense) includes a $6.5 million net tax credit in Brazil in the third quarter of 2021.

Excluded from Adjusted EBITDA: Reorganization and optimization expenses of $7.2 million within the Company’s General & Administrative expenses (G&A), as described in the “Recent Developments” on page 13, are excluded from the third quarter of 2021 result. Additionally, the third quarter of 2020 excluded larger sums related to an insurance recovery in the SLAD division and write-offs of property and equipment in several markets.

Third quarter net income attributable to the Company totaled $24.7 million, compared to a net loss of $29.6 million in the same period of 2020. Arcos Dorados’ recorded earnings of $0.12 per share in the third quarter of 2021 compared to a loss of $(0.14) per share in the corresponding 2020 period. Total weighted average shares for the third quarter of 2021 amounted to 210,478,322 compared to 208,951,412 in the prior year’s quarter.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q21 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	2,143			2,161

Sales by Company-operated Restaurants	446.2	(23.4)	269.1	691.9	55.1%	60.3%
Revenues from franchised restaurants	19.7	0.6	11.2	31.5	59.5%	56.6%
Total Revenues	465.9	(22.8)	280.2	723.4	55.3%	60.1%
Systemwide Comparable Sales Systemwide Comparable Sales, 2-year basis						56.6% 16.5%
Adjusted EBITDA	25.8	(0.8)	64.6	89.6	247.1%	250.2%
Adjusted EBITDA Margin	5.5%			12.4%
Net income (loss) attributable to AD	(28.2)	(1.5)	54.8	25.2	NM	NM
No. of shares outstanding (thousands)	208,951			210,478
EPS (US$/Share)	(0.14)			0.12

Excluding Arcos Dorados’ Venezuelan operation, total revenues in US dollars increased 55.3%, or 60.1% in constant currency, versus the prior year period. These results reflect the continued normalization of operating conditions across Latin America and the Caribbean as well as the Company’s significant competitive advantages, including brand trust, operational excellence, restaurant portfolio, drive-thru and delivery penetration and digital capabilities, among others.

As of the date of this press release, all the Company’s restaurants are open and more than 98% are operating all sales segments, although operating conditions are still not yet fully normalized.

Systemwide comparable sales for the third quarter increased 56.6% and were up 16.5% on a 2-year basis, including positive results in all divisions. The Drive-thru and Delivery sales segments demonstrated strong constant currency growth of about 12% and 43%, respectively, on top of robust growth in the prior year and despite the steady recovery in mall stores and the Company’s on-premise sales segments: front counter, dessert centers and McCafé. As a result, the contribution from these two segments remained above the Company’s expectations for 2021. Taken together, Drive-thru and Delivery generated 49% of systemwide sales in the third quarter of 2021. Digital sales, which include Delivery, Mobile App and self-order kiosks, contributed 36% of sales in the quarter.

Mc Donald’s Brand trust in Latin America and the Caribbean was at very high levels in the quarter thanks to the ongoing McProtegidos (McSafe) Program in the Company’s restaurants as well as its robust Recipe for the Future ESG initiatives. Arcos Dorados also operates, by a large margin, the most extensive portfolio of free-standing restaurants in the region, allowing it to not only quickly adapt to evolving guest preferences but also outperform in more challenging economic and operating environments in the future.

Adjusted EBITDA – Excluding Venezuela ($ million)

Breakdown of main variations contributing to 3Q21 Adjusted EBITDA

Consolidated Adjusted EBITDA of $89.6 million reflects the benefit of normalized sales levels, which generated operating leverage in all cost and expense line items compared with the prior year period. Consolidated Adjusted EBITDA margin was up 6.9 percentage points versus the third quarter of 2020, or 6.0 percentage points when adjusted for a $6.5 million net tax credit in Brazil. All divisions also met or exceeded pre-pandemic margin levels, with the Company’s Consolidated Adjusted EBITDA margin up 2.2 percentage points, or 1.3 percentage points excluding the net tax credit, versus the third quarter of 2019.

Consolidated General & Administrative (G&A) expenses increased by 39.4% versus the third quarter of 2020 primarily due to the aforementioned reorganization and optimization expenses and a lower base of comparison in the prior year when the Company implemented extraordinary cost saving measures to stabilize its operating cash flow at the beginning of the pandemic. Excluding the reorganization charges, G&A increased by 20.2% versus the third quarter of 2020 but was down 9.7% versus the third quarter of 2019.

Non-operating Results – excluding Venezuela

Arcos Dorados’ non-operating results for the third quarter included a $14.8 million non-cash foreign currency exchange loss, compared to a non-cash loss of $8.6 million in the same period of 2020. Net interest expense was $1.0 million lower year-over-year. The Company recorded an income tax benefit of $1.4 million in the third quarter, compared to income tax expense of $7.1 million in the prior-year period.

Third quarter net income attributable to the Company totaled $25.2 million, compared to a net loss of $28.2 million in the prior year period. Earnings per share were $0.12 in the third quarter 2021 compared to loss per share of $(0.14) in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,023			1,052

Total Revenues	192.4	7.5	75.3	275.2	43.0%	39.1%
Systemwide Comparable Sales Systemwide Comparable Sales, 2-year basis						36.2% 0.7%
Adjusted EBITDA	21.5	1.5	29.2	52.2	142.7%	135.8%
Adjusted EBITDA Margin	11.2%			19.0%	7.8%

Brazil’s revenues reached $275.2 million in the quarter, supported by 36.2% growth in systemwide comparable sales. On a 2-year basis, systemwide comparable sales in the quarter were up 0.7%, including mid-single-digit growth in September. Restaurant traffic improved across all formats as mobility increased with the reduction of government restrictions and this trend continued into October, which generated almost double-digit, 2-year systemwide comparable sales growth.

Marketing activities in Brazil during the third quarter continued to focus on the “Three D’s” strategy around Drive-thru, Delivery and Digital as the market enters its Full Revival phase. The Company increased momentum in the Drive-thru and Delivery segments while building on its market-leading Digital presence. The McDonald’s App surpassed the 30 million downloads mark in Brazil and has a nearly 2 to 1 advantage in active users in the country, according to App Annie. Taken together, Digital channels generated 45% of the division’s systemwide sales in the quarter.

New product launches based on the Brand’s unique flavors included a new line of McChicken sandwiches and allowing guests to purchase a bottle of the popular Tasty sauce to take home. Finally, the Company reinforced its Commitment to Families ESG pillar through a massive media campaign to communicate the elimination of all artificial colors and flavors from its kids menu as well as the first-ever 100% plastic-free Happy Meal toy collection.

As reported Adjusted EBITDA in the division reached $52.2 million in the quarter, resulting in a 7.8 percentage point improvement in Adjusted EBITDA margin versus the prior year quarter. Flat F&P costs together with operating leverage in all other expense line items drove the positive margin performance. Similar to the second quarter of 2021, this year’s third quarter result included a net tax credit due to the exclusion of ICMS from the Pis/Cofins calculation base. Excluding this $6.5 million net tax credit, the division’s Adjusted EBITDA margin was up 5.4 percentage points versus the same period in 2020 and matched the 16.6% margin generated in the third quarter of 2019.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	513			507

Total Revenues	68.3	4.0	41.7	114.0	66.9%	61.1%
Systemwide Comparable Sales Systemwide Comparable Sales, 2-year basis						62.2% 5.1%
Adjusted EBITDA	0.7	0.3	10.8	11.7	1489.5%	1460.0%
Adjusted EBITDA Margin	1.1%			10.3%	9.2%

As reported revenues were $114 million, notably already higher than the $110 million generated in the third quarter of 2019, with strong performances in Mexico and Panama overcoming tightened government-imposed operating restrictions in Costa Rica during the quarter. Systemwide comparable sales rose 62.2% and 5.1% on a 2-year basis, with double-digit 2-year growth in September 2021.

Marketing activities in the quarter continued to focus on core products. Mexico executed a successful “Quarter Pounder Lovers” campaign with different versions of this iconic sandwich. The campaign's communication was built on craving and taste appeal, growing unit volume by 70% in the quarter. The Happy Meal included Space Jam: A New Legacy and also benefitted from the Company’s exclusive access to Disney licenses, including Disney Princesses and Star Wars, exceeding sales expectations and driving record sales in the family business. Drive-thru sales remained strong in the division while Delivery accelerated sales across all three markets, achieving a sales record in the quarter.

As reported Adjusted EBITDA reached $11.7 million in the third quarter compared with only $0.7 million in the prior year quarter and $10.7 million in the third quarter of 2019. Third quarter Adjusted EBITDA margin rose 920 basis points against 2020 and was also up 50 basis points versus 2019. The 2019 result included the refranchising of some restaurants in Mexico, which added 150 basis points to Adjusted EBITDA margin in the period. Excluding this benefit, third quarter 2021 Adjusted EBITDA margin was 200 basis points higher than the same period in 2019.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	397			397

Total Revenues	97.8	(33.5)	138.5	202.8	107.3%	141.6%
Systemwide Comparable Sales Systemwide Comparable Sales, 2-year basis						135.2% 56.7%
Adjusted EBITDA	2.7	(4.2)	22.5	21.0	680.6%	837.9%
Adjusted EBITDA Margin	2.8%			10.4%	7.6%

As reported revenues reached $202.8 million, up from $195.3 million in the third quarter of 2019, with a particularly strong performance in Chile and inflation-aided growth in Argentina. As reported results were partly offset by the approximately 25% year-over-year average depreciation of the Argentine peso against the US dollar. Systemwide comparable sales rose 135.2% and 56.7% on a 2-year basis.

Third quarter marketing activities in SLAD included the launch of the Premium Grand Tasty sandwiches in Argentina and Chile, quickly capturing double-digit share of total meals sold in those two countries. The dessert category improved its performance in the quarter, also growing double-digits in sales, with the launch of the McFlurry Trencito in Chile. The family business benefitted from the launch of the highly-anticipated movie Space Jam: A New Legacy, supporting strong Happy Meal sales in all of SLAD’s markets.

The Drive Thru VIP loyalty program, which is executed entirely through the Company’s Mobile App, drove increased frequency among its 1.3 million registered users in SLAD, and more than 3.2 million registered users across all Arcos Dorados markets. The Own Delivery platform in Argentina also gained traction, with encouraging growth in average orders per restaurant during the quarter.

As reported Adjusted EBITDA totaled $21.0 million, compared with $2.7 million in the prior year and $18.9 million in the third quarter of 2019. Operating leverage in all cost and expense line items drove the improved profitability, which included a 7.6 percentage points higher margin versus 2020 and 0.7 percentage points higher versus 2019.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q20 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	3Q21 (a+b+c+d)	% As Reported
Total Restaurants (Units)	324				307

Total Revenues	108.3	(0.8)	24.7	1.6	133.8	23.6%

Adjusted EBITDA	11.0	(0.1)	4.6	0.5	16.0	44.9%
Adjusted EBITDA Margin	10.2%				11.9%	1.8%

The Caribbean division’s results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Caribbean division’s operating performance focuses on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q21 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	210			205

Total Revenues	107.4	(0.8)	24.7	131.3	22.3%	23.0%
Systemwide Comparable Sales Systemwide Comparable Sales, 2-year basis						24.2% 27.9%
Adjusted EBITDA	11.8	(0.1)	4.6	16.2	37.8%	38.7%
Adjusted EBITDA Margin	11.0%			12.4%	1.4%

Revenues in the Caribbean division, excluding Venezuela, increased 22.3% in US dollars, boosted by a 24.2% increase in systemwide comparable sales. Strong, post-pandemic rebounds in Colombia and Puerto Rico drove the result, again supported by the Drive-thru and Delivery segments as well as the implementation of a new eCommerce platform that enhanced the Company’s digital capabilities in Colombia.

Marketing activities in the Caribbean during the quarter included the launch of the Signature Chicken Sandwich “Spicyracha” in Colombia. Two months after the launch, sales remain above expectations as the Company continues its journey to grow the chicken category. Strong Happy Meal licenses also helped drive traffic in the quarter while strengthening the Brand’s bond with families.

The Caribbean, which already benefits from the Company’s highest penetration of Drive-thru restaurants, accelerated Delivery sales with special promotions to support the Own Delivery channel in Colombia.

As reported Adjusted EBITDA reached $16.2 million, compared with $11.8 million in the prior-year quarter and $4.9 million in the third quarter of 2019. Puerto Rico and Colombia were the main contributors to the year-over-year improvement. F&P costs and G&A expenses benefitted most from the operational leverage generated by the higher sales levels. Adjusted EBITDA margin reached 12.4%, an improvement of 1.4 percentage points versus prior year quarter, or 7.3 percentage points higher than the third quarter of 2019.

New Unit Development

Figure 8. Total Restaurants (eop)*
	September 2021	June 2021	March 2021	December 2020	September 2020
Brazil	1,052	1,044	1,030	1,020	1,023
NOLAD	507	507	507	507	513
SLAD	397	395	391	391	397
Caribbean	307	309	314	318	324
TOTAL	2,263	2,255	2,242	2,236	2,257
* Considers Company-operated and franchised restaurants at period-end

Figure 9. Footprint as of September 30, 2021
	Store Type*		Total Restaurants	Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC		Company Operated	Franchised
Brazil	589	463	1,052	632	420	91	2,005
NOLAD	315	192	507	354	153	14	543
SLAD	233	164	397	350	47	128	393
Caribbean	244	63	307	265	42	32	310
TOTAL	1,381	882	2,263	1,601	662	265	3,251
* FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 12 new restaurants during the third quarter of 2021, including 10 new free-standing units in Brazil. For the year-to-date as of September 30, 2021, the Company opened 41 new restaurants, including 36 free-standing units and 34 new restaurants in Brazil. During the twelve-month period ended September 30, 2021, Arcos Dorados opened 42 new restaurants. At the end of the third quarter, the Company had 807 Experience of the Future Restaurants.

Balance Sheet & Cash Flow Highlights

Figure 10. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	September 30	December 31
	2021	2020
Cash & cash equivalents (i)	206,904	165,989
Total Financial Debt (ii)	652,477	673,232
Net Financial Debt (iii)	445,573	507,243
Total Financial Debt / LTM Adjusted EBITDA ratio	3.0	9.9
Net Financial Debt / LTM Adjusted EBITDA ratio	2.0	7.4
(i) Cash & cash equivalents includes Short-term investment
(ii)Total financial debt includes long-term debt, short-term debt, and derivative instruments (including the asset portion of derivatives amounting to $117.7 million and $122.6 million as a reduction of financial debt as of September 30, 2021 and December 31, 2020, respectively).
(iii) Total financial debt less cash and cash equivalents.

Cash and cash equivalents were $206.9 million and total financial debt (including the value of derivative instruments) was $652.5 million, as of September 30, 2021. Net debt (Total Financial Debt minus Cash and cash equivalents) was $445.6 million.

During the second quarter of 2021, the Company monetized the value of certain of its derivative instruments, generating $23.2 million, which it used together with cash on hand during the second and third quarters of 2021, to repurchase $13.8 million of its outstanding 2023 Senior Notes and $17.4 million of its outstanding 2027 Senior Notes.

The Net Debt to Adjusted EBITDA leverage ratio improved to 2.0x as of the end of the quarter, due to the increased trailing-twelve-month Adjusted EBITDA, higher cash balance and lower total financial debt. This leverage ratio exceeds the Company’s guidance for the year-end 2021.

Net cash generated from operating activities for the nine months ended September 30, totaled $138.6 million, while cash used in net investing activities totaled $68.5 million. Capital expenditures totaled $73.1 million, compared with $64.8 million in the previous year’s period. Net cash used in financing activities was $15.4 million.

Recent Developments

Divisional Reorganization

Effective October 1, 2021, the Company made certain changes in its internal management structure, in order to gain operational agility, leading the Company to reorganize its operation into three geographic divisions, as follows: (i) Brazil (ii) the South Latin American division, or “SLAD,” which is now comprised of Chile, Argentina, Colombia, Ecuador, Peru, Uruguay, Venezuela, Trinidad, Aruba and Curaçao (iii) the North Latin American division, or “NOLAD,” which is now comprised of Mexico, Puerto Rico, Costa Rica, Panama, Martinique, Guadeloupe, French Guyana, St. Croix and St. Thomas. In accordance with ASC 280 Segment Reporting, the Company will begin providing information based on the revised structure of its geographic divisions with its report for the annual period ended December 31, 2021.

Appointment of New Chief Technology Officer

Effective October 1, 2021, Magdalena Gonzalez Victorica became the Company’s new Chief Technology Officer (“CTO”). Mrs. Gonzalez Victorica was previously head of the Company’s Digital Factory (“ADvance”), which was created to accelerate its digital transformation, where she led the successful expansion of its Delivery and Digital capabilities. As CTO, she is now responsible for the Company’s information technology infrastructure and data/analytics efforts in addition to continuing to lead ADvance. Mrs. Gonzalez Victorica originally joined the Company’s Finance Department in Argentina in September 1999 and has been involved in or led projects related to Technology and the Shared Services Center. Prior to her role as head of ADvance, she led the Company’s Experience of the Future (EOTF) restaurant modernization initiative. Mrs. Gonzalez Victorica holds a Bachelor’s Degree in Accounting from the Universidad Católica Argentina.

Third Quarter 2021 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, November 10, 2021, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link Arcos Dorados Third Quarter 2021 Results Webcast.

A replay of the webcast will be available later today through February 10, 2022 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@mcd.com.uy

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Definitions:

Systemwide comparable sales growth and Systemwide comparable sales growth 2-year basis: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) or for twenty-five months or longer (2-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis (in this release, this could be calculated a one-year basis when comparing with the previous year or on a 2-year basis when comparing with the same period in 2019). To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 11 of this earnings release includes a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 09/30/2021). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2021. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Third Quarter and First Nine Months 2021 Consolidated Results

Figure 11. Third Quarter 2021 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three Months ended		For Nine Months ended
	September 30,		September 30,
	2021	2020	2021	2020
REVENUES
Sales by Company-operated restaurants	694,079	446,977	1,798,060	1,314,221
Revenues from franchised restaurants	31,757	19,821	81,588	62,606
Total Revenues	725,836	466,799	1,879,648	1,376,827
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(244,527)	(158,289)	(640,541)	(471,791)
Payroll and employee benefits	(125,228)	(95,543)	(349,493)	(301,527)
Occupancy and other operating expenses	(204,293)	(144,338)	(565,226)	(458,060)
Royalty fees	(35,623)	(26,402)	(92,521)	(77,071)
Franchised restaurants - occupancy expenses	(13,342)	(10,825)	(37,321)	(30,776)
General and administrative expenses	(53,522)	(38,561)	(147,840)	(124,608)
Other operating income / (expense), net	1,442	3,100	15,046	(1,466)
Total operating costs and expenses	(675,093)	(470,858)	(1,817,896)	(1,465,299)
Operating income / (loss)	50,743	(4,059)	61,752	(88,472)
Net interest expense	(14,028)	(15,024)	(39,735)	(44,252)
(Loss) / Incomefrom derivative instruments	(809)	79	(6,190)	(383)
Gain from securities	0	5,118	0	18,070
Foreign currency exchange results	(14,909)	(8,555)	(9,090)	(44,995)
Other non-operating income / (expenses), net	2,439	(111)	2,219	(132)
Income / (Loss) before income taxes	23,436	(22,552)	8,956	(160,164)
Income tax expense	1,439	(7,049)	(8,749)	(11,344)
Net income / (loss)	24,875	(29,601)	207	(171,508)
Net (loss) / income attributable to non-controlling interests	(170)	(10)	(282)	20
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	24,705	(29,611)	(75)	(171,488)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$0.12	$(0.14)	$(0.00)	$(0.83)
Weighted-average number of common shares outstanding-Basic	210,478,322	208,951,412	210,355,905	207,757,910
Adjusted EBITDA Reconciliation
Operating income / (loss)	50,743	(4,059)	61,752	(88,472)
Depreciation and amortization	31,032	30,841	91,194	96,463
Operating charges excluded from EBITDA computation	7,512	(1,746)	7,428	2,660
Adjusted EBITDA	89,287	25,036	160,374	10,651
Adjusted EBITDA Margin as % of total revenues	12.3%	5.4%	8.5%	0.8%

Third Quarter and First Nine Months 2021 Consolidated Results – Excluding Venezuela

Figure 12. Third Quarter 2021 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three Months ended		For Nine Months ended
	September 30,		September 30,
	2021	2020	2021	2020
REVENUES
Sales by Company-operated restaurants	691,910	446,182	1,793,528	1,311,716
Revenues from franchised restaurants	31,451	19,724	80,944	62,296
Total Revenues	723,361	465,906	1,874,472	1,374,012
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(243,813)	(158,259)	(639,313)	(471,515)
Payroll and employee benefits	(124,966)	(95,374)	(348,794)	(300,714)
Occupancy and other operating expenses	(203,447)	(143,624)	(562,860)	(455,767)
Royalty fees	(35,624)	(26,402)	(92,521)	(77,071)
Franchised restaurants - occupancy expenses	(13,259)	(10,760)	(37,100)	(30,489)
General and administrative expenses	(52,714)	(37,822)	(145,568)	(122,347)
Other operating income / (expense), net	1,577	3,813	16,183	1,207
Total operating costs and expenses	(672,247)	(468,429)	(1,809,973)	(1,456,695)
Operating income / (loss)	51,115	(2,522)	64,499	(82,682)
Net interest expense	(14,030)	(15,024)	(39,738)	(44,255)
(Loss) / Income from derivative instruments	(809)	79	(6,190)	(383)
Gain from securities	0	5,118	0	18,070
Foreign currency exchange results	(14,804)	(8,634)	(9,317)	(45,185)
Other non-operating income / (expenses), net	2,441	(111)	2,221	(132)
Income / (Loss) before income taxes	23,912	(21,095)	11,475	(154,567)
Income tax expense	1,439	(7,123)	(8,733)	(11,403)
Net income / (loss)	25,352	(28,218)	2,742	(165,970)
Net (loss) / income attributable to non-controlling interests	(170)	(10)	(282)	20
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	25,182	(28,228)	2,460	(165,950)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$0.12	$(0.14)	$0.01	$(0.80)
Weighted-average number of common shares outstanding-Basic	210,478,322	208,951,412	210,355,905	207,757,910
Adjusted EBITDA Reconciliation
Operating income / (loss)	51,115	(2,522)	64,499	(82,682)
Depreciation and amortization	30,912	30,350	90,737	95,284
Operating charges excluded from EBITDA computation	7,541	(2,023)	7,376	1,551
Adjusted EBITDA	89,568	25,805	162,613	14,153
Adjusted EBITDA Margin as % of total revenues	12.4%	5.5%	8.7%	1.0%

Third Quarter and First Nine Months 2021 Results by Division

Figure 13. Third Quarter 2021 Consolidated Results by Division (In thousands of U.S. dollars)
	3Q				YTD
	Three Months ended		% Incr.	Constant	Nine Months ended		% Incr.	Constant
	September 30,		/	Currency	September 30,		/	Currency
	2021	2020	(Decr)	Incr/(Decr)%	2021	2020	(Decr)	Incr/(Decr)%
Revenues
Brazil	275,229	192,402	43.0%	39.1%	704,219	609,017	15.6%	21.7%
Caribbean	133,783	108,257	23.6%	NA	369,820	261,110	41.6%	NA
Caribbean - Excl. Venezuela	131,307	107,364	22.3%	23.0%	364,644	258,292	41.2%	39.5%
NOLAD	114,047	68,326	66.9%	61.1%	309,989	216,302	43.3%	40.2%
SLAD	202,778	97,814	107.3%	141.6%	495,620	290,398	70.7%	99.1%
TOTAL	725,837	466,799	55.5%	NA	1,879,648	1,376,827	36.5%	NA
TOTAL - Excl. Venezuela	723,361	465,906	55.3%	60.1%	1,874,472	1,374,010	36.4%	44.3%

Operating Income (loss)
Brazil	36,925	7,676	381.0%	367.2%	57,100	(2,370)	NM	NM
Caribbean	11,062	4,959	123.1%	NA	21,632	(5,244)	NM	NA
Caribbean - Excl. Venezuela	11,437	6,496	76.1%	77.3%	24,379	544	4383.6%	4284.6%
NOLAD	5,409	(5,227)	NM	NM	7,316	(15,736)	NM	NM
SLAD	14,734	463	3080.8%	4052.5%	23,799	(27,846)	NM	NM
Corporate and Other	(17,389)	(11,932)	-45.7%	-63.1%	(48,095)	(37,276)	29.0%	-51.4%
TOTAL	50,741	(4,061)	NM	NA	61,752	(88,472)	NM	NA
TOTAL - Excl. Venezuela	51,116	(2,524)	NM	NM	64,499	(82,684)	NM	NM

Adjusted EBITDA
Brazil	52,188	21,507	142.7%	135.8%	99,545	43,578	128.4%	131.0%
Caribbean	15,964	11,018	44.9%	NA	38,786	12,817	202.6%	NA
Caribbean - Excl. Venezuela	16,246	11,787	37.8%	38.7%	41,025	16,313	151.5%	147.0%
NOLAD	11,711	737	1489.5%	1460.0%	23,264	1,760	1221.8%	1209.5%
SLAD	21,007	2,691	680.6%	837.9%	40,197	(13,436)	NM	NM
Corporate and Other	(11,583)	(10,919)	-6.1%	-22.9%	(41,418)	(34,068)	21.6%	-44.2%
TOTAL	89,287	25,034	256.6%	NA	160,374	10,651	1405.7%	NA
TOTAL - Excl. Venezuela	89,569	25,803	247.1%	250.2%	162,613	14,147	1049.0%	1049.7%

Figure 14. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
3Q21	5.23	20.02	97.22
3Q20	5.38	22.06	73.27
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

Figure 15. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	September 30	December 31
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	206,904	165,989
Accounts and notes receivable, net	75,542	94,249
Other current assets (1)	144,285	155,293
Total current assets	426,731	415,531
Non-current assets
Property and equipment, net	747,913	796,532
Net intangible assets and goodwill	36,456	37,046
Deferred income taxes	60,672	55,567
Derivative instruments	117,685	121,901
Leases right of use assets, net	780,388	790,969
Other non-current assets (2)	77,987	76,408
Total non-current assets	1,821,101	1,878,423
Total assets	2,247,832	2,293,954
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	212,010	209,535
Taxes payable (3)	99,311	91,284
Accrued payroll and other liabilities	93,233	79,218
Other current liabilities (4)	27,128	56,726
Provision for contingencies	2,053	2,024
Financial debt (5)	9,529	7,856
Operating lease liabilities	55,139	56,828
Total current liabilities	498,403	503,471
Non-current liabilities
Accrued payroll and other liabilities	20,909	21,884
Provision for contingencies	29,831	24,924
Financial debt (6)	760,633	787,979
Deferred income taxes	4,745	5,067
Operating lease liabilities	746,562	752,613
Total non-current liabilities	1,562,680	1,592,467
Total liabilities	2,061,083	2,095,938
Equity
Class A shares of common stock	388,369	386,603
Class B shares of common stock	132,915	132,915
Additional paid-in capital	10,019	11,540
Retained earnings	270,619	290,895
Accumulated other comprehensive losses	(596,486)	(584,860)
Common stock in treasury	(19,367)	(39,547)
Total Arcos Dorados Holdings Inc shareholders’ equity	186,069	197,546
Non-controlling interest in subsidiaries	680	470
Total equity	186,749	198,016
Total liabilities and equity	2,247,832	2,293,954

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald's Corporation's indemnification for contingencies", and "Derivative Intruments".
(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Current portion of long-term debt" and "Derivative instruments".
(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".